Filed Pursuant to Rule 433
Registration Statement No. 333-207904

Maiden Holdings, Ltd.

7.125% Non-Cumulative Preference Shares, Series C

Issuer:	Maiden Holdings, Ltd.

Security:	7.125% Non-Cumulative Preference Shares, Series C (“Series C Preference Shares”)

Offering Format:	SEC Registered

Anticipated Rating (S&P):*	BB / Stable

Size:	$150,000,000; 6,000,000 shares

Overallotment Amount:	$15,000,000; 600,000 shares

Trade Date:	November 18, 2015

Settlement Date:	November 25, 2015 (T+5)

Maturity:	Perpetual

Liquidation Preference:	$25.00 per share

Dividend Payment Dates:	Holders of Series C Preference Shares will be entitled to receive dividend payments only when, as and if declared by the board of directors or a duly authorized committee of the board. Any such dividends will be payable from, and including, the date of original issue on a non-cumulative basis, quarterly in arrears on the 15th day of March, June, September and December of each year, commencing on March 15, 2016.

Dividend Rate:	7.125% of the $25.00 per share liquidation preference per annum, when, as and if declared by the board of directors, on a non-cumulative basis.

Optional Redemption:	Except in specified circumstances relating to certain tax or corporate events as described in the preliminary prospectus supplement, the Series C Preference Shares are not redeemable prior to December 15, 2020. On and after that date, the Series C Preference Shares will be redeemable at the Issuer’s option, in whole or in part, at a redemption price of $25.00 per Series C Preference Share, plus any declared and unpaid dividends, without accumulation of any undeclared dividends to, but excluding, the redemption date.

Public Offering Price:	$25.00 per share; $150,000,000 total (or $165,000,000 total if the underwriters exercise their over-allotment option in full)

Underwriting Discounts:	$0.7875 per Series C Preference Share; $4,725,000 total (or $5,197,500 total if the underwriters exercise their over-allotment option in full)

Use of Proceeds:	The Issuer expects to receive approximately $145,275,000 in net proceeds (or $159,802,500 in net proceeds if the underwriters exercise their over-allotment option in full) from the sale of the Series C Preference Shares issued in this offering, after deducting the underwriting discount and the Issuer’s estimated offering expenses. The Issuer expects to use the net proceeds of this offering for continued support and development of its reinsurance business and for other general corporate purposes, which may include acquisitions, working capital and repaying outstanding indebtedness, including Maiden Holdings North America, Ltd.’s outstanding $107.5 million aggregate principal amount of 8.25% senior notes due 2041.

Expected Listing:	The Issuer intends to apply to list the Series C Preference Shares on the NYSE under the symbol “MHPRC.” If the application is approved, the Issuer expects trading to commence 30 days following the initial issuance of the Series C Preference Shares.

CUSIP / ISIN:	G5753U 138 / BMG5753U1383

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Senior Lead Manager:	Keefe, Bruyette & Woods, Inc.

Co-Managers:	FBR Capital Markets & Co. JMP Securities LLC Compass Point Research & Trading LLC

* An explanation of the significance of ratings may be obtained from the rating agency. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The anticipated rating of the Series C Preference Shares should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC toll–free at 1-866-718-1649; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll–free at 1-800-294-1322; or Wells Fargo Securities, LLC toll–free at 1-800-645-3751, or emailing: wfscustomerservice@wellsfargo.com.